

03028108

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for July 30, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-103821
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))



SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on JULY 30, 2003.

CWMBS, INC.



By: Darren Bigby
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY BEAR, STEARNS & CO. INC.

for

CWMBS, INC.

ALTERNATIVE LOAN TRUST 2003-16T1
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-36

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current)
and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis,
which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the
value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

STATEMENT REGARDING CBO PRICING

The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exit for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other
person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

CLOSE-0316T

CLOSE-0316T Class A5 (L) NAS <P>

Orig Bal 26,300,000 Fac 1.00000 Coup 5.250 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 24-Jul-2003 Tranche: A5 (L)

Price	0% CPP	CLOSE-0316T/V50	CLOSE-0316T/V100	CLOSE-0316T/V150	CLOSE-0316T/V200	prepay losses
101:16	5.16	5.11	5.08	5.04	4.93	Yield
	12.14	9.36	8.00	6.82	4.90	Duration
101:20	5.14	5.10	5.06	5.02	4.90	Yield
	12.15	9.37	8.01	6.82	4.90	Duration
101:24	5.13	5.08	5.05	5.00	4.88	Yield
	12.16	9.37	8.01	6.82	4.90	Duration
101:28	5.12	5.07	5.03	4.98	4.85	Yield
	12.16	9.38	8.01	6.83	4.90	Duration
102: 0	5.11	5.06	5.02	4.96	4.83	Yield
	12.17	9.38	8.02	6.83	4.90	Duration
102: 4	5.10	5.04	5.00	4.95	4.81	Yield
	12.18	9.39	8.02	6.83	4.90	Duration
102: 8	5.09	5.03	4.98	4.93	4.78	Yield
	12.18	9.39	8.02	6.83	4.90	Duration

CLOSE-0316T

CLOSE-0316T Class A2 (F) Floater <P>

Orig Bal 46,380,428 Fac 1.00000 Coup 1.590 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

1.0000 x 1-mo LIBOR + 0.4700 Cap 8.0000 @ 7.5300 Floor 0.4700 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 24-Jul-2003 Tranche: A2 (F)

Price	0% CPP 1.1200%	CLOSE-0316T/V50 1.1200%	CLOSE-0316T/V100 1.1200%	CLOSE-0316T/V150 1.1200%	CLOSE-0316T/V200 1.1200%	prepay losses 1M_LIB
99:19	1.62	1.66	1.72	1.78	1.83	Yield
	15.65	6.36	3.34	2.21	1.69	Duration
99:23	1.61	1.64	1.68	1.72	1.76	Yield
	15.65	6.37	3.34	2.21	1.69	Duration
99:27	1.60	1.62	1.64	1.66	1.69	Yield
	15.66	6.38	3.34	2.21	1.69	Duration
99:31	1.60	1.60	1.60	1.61	1.61	Yield
	15.67	6.38	3.35	2.22	1.69	Duration
100: 3	1.59	1.58	1.57	1.55	1.54	Yield
	15.67	6.39	3.35	2.22	1.69	Duration
100: 7	1.58	1.56	1.53	1.49	1.46	Yield
	15.68	6.40	3.35	2.22	1.70	Duration
100:11	1.57	1.54	1.49	1.44	1.39	Yield
	15.69	6.40	3.36	2.22	1.70	Duration

KEITH-0316T

KEITH-0316T Class A2 (A-2) SEN/FLT {S&P:AAA Fitch:AAA } <P>

Orig Bal 46,380,428 Fac 1.00000 Coup 1.590 Mat 09/25/33 Wac- 0.000(0.000) WAM- / (-22843)/ 0

1.0000 x 1-mo LIBOR + 0.4700 Cap 8.0000 @ 7.5300 Floor 0.4700 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 04-Aug-2003 **Curve Type:** Treas Act **Curve Date:** 24-Jul-2003 Tranche: A2 (A-2)

Price	0% CPP 1.1200%	KEITH-0316T/V50 1.1200%	KEITH-0316T/V100 1.1200%	KEITH-0316T/V150 1.1200%	KEITH-0316T/V200 1.1200%	prepay losses 1M_LIB
99:24	1.61	1.63	1.67	1.71	1.74	Yield
	15.65	6.36	3.33	2.20	1.68	Duration
99:28	1.60	1.61	1.63	1.65	1.67	Yield
	15.65	6.37	3.33	2.20	1.68	Duration
100: 0	1.60	1.60	1.60	1.60	1.60	Yield
	15.66	6.37	3.34	2.21	1.68	Duration
100: 4	1.59	1.58	1.56	1.54	1.52	Yield
	15.66	6.38	3.34	2.21	1.68	Duration
100: 8	1.58	1.56	1.52	1.48	1.45	Yield
	15.67	6.39	3.34	2.21	1.69	Duration
100:12	1.57	1.54	1.48	1.43	1.37	Yield
	15.68	6.39	3.35	2.21	1.69	Duration
100:16	1.56	1.52	1.45	1.37	1.30	Yield
	15.68	6.40	3.35	2.21	1.69	Duration

CLOSE-0316T

CLOSE-0316T Class A1 (A) SENIOR <P>

Orig Bal 170,061,572 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 24-Jul-2003 Tranche: A1 (A)

Price	0% CPP	CLOSE-0316T/V50	CLOSE-0316T/V100	CLOSE-0316T/V150	CLOSE-0316T/V200	prepay losses
99: 2	4.60	4.66	4.75	4.84	4.93	Yield
	11.68	5.39	3.05	2.08	1.61	Duration
99: 6	4.59	4.64	4.71	4.78	4.85	Yield
	11.69	5.39	3.05	2.08	1.61	Duration
99:10	4.57	4.61	4.67	4.72	4.78	Yield
	11.70	5.40	3.05	2.08	1.61	Duration
99:14	4.56	4.59	4.62	4.66	4.70	Yield
	11.71	5.40	3.06	2.09	1.61	Duration
99:18	4.55	4.57	4.58	4.60	4.62	Yield
	11.71	5.41	3.06	2.09	1.61	Duration
99:22	4.54	4.54	4.54	4.54	4.54	Yield
	11.72	5.41	3.06	2.09	1.61	Duration
99:26	4.53	4.52	4.50	4.48	4.47	Yield
	11.73	5.42	3.07	2.09	1.62	Duration

CLOSE-0316T

CLOSE-0316T Class A1 (A) SENIOR <P>

Orig Bal 170,061,572 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 24-Jul-2003 Tranche: A1 (A)

Price	0% CPP	CLOSE-0316T/V50	CLOSE-0316T/V100	CLOSE-0316T/V150	CLOSE-0316T/V200	prepay losses
100: 5	4.50	4.46	4.39	4.32	4.25	Yield
	11.75	5.44	3.07	2.10	1.62	Duration
100: 9	4.49	4.43	4.35	4.26	4.18	Yield
	11.76	5.44	3.08	2.10	1.62	Duration
100:13	4.48	4.41	4.31	4.20	4.10	Yield
	11.76	5.45	3.08	2.10	1.62	Duration
100:17	4.47	4.39	4.27	4.14	4.02	Yield
	11.77	5.45	3.08	2.10	1.62	Duration
100:21	4.46	4.37	4.23	4.08	3.95	Yield
	11.78	5.46	3.09	2.10	1.63	Duration
100:25	4.45	4.34	4.19	4.02	3.87	Yield
	11.79	5.47	3.09	2.10	1.63	Duration
100:29	4.44	4.32	4.15	3.97	3.80	Yield
	11.79	5.47	3.09	2.11	1.63	Duration

CLOSE-0316T

CLOSE-0316T Class A3 (S) Inverse <P>

Orig Bal 46,380,428 Fac 1.00000 Coup 6.410 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

-1.0000 x 1-mo LIBOR + 7.5300 Cap 7.5300 @ 0.0000 Floor 0.0000 @ 7.5300

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 24-Jul-2003 Tranche: A3 (S)

Price	0% CPP 1.1200%	CLOSE-0316T/V50 1.1200%	CLOSE-0316T/V100 1.1200%	CLOSE-0316T/V150 1.1200%	CLOSE-0316T/V200 1.1200%	prepay losses 1M_LIB
7:22	96.87	84.19	70.14	54.04	36.21	Yield
	0.85	0.86	0.87	0.85	0.83	Duration
7:26	95.03	82.37	68.32	52.18	34.32	Yield
	0.87	0.88	0.88	0.87	0.85	Duration
7:30	93.26	80.62	66.57	50.39	32.49	Yield
	0.89	0.90	0.90	0.88	0.86	Duration
8: 2	91.55	78.93	64.88	48.66	30.72	Yield
	0.91	0.92	0.92	0.90	0.88	Duration
8: 6	89.89	77.29	63.24	46.98	29.00	Yield
	0.93	0.94	0.94	0.91	0.89	Duration
8:10	88.30	75.72	61.66	45.36	27.34	Yield
	0.95	0.96	0.96	0.93	0.91	Duration
8:14	86.76	74.19	60.14	43.79	25.74	Yield
	0.97	0.98	0.97	0.95	0.92	Duration

CLOSE-0316T

CLOSE-0316T Class A4 (B) SENIOR <P>

Orig Bal 6,400,000 Fac 1.00000 Coup 5.250 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 24-Jul-2003 Tranche: A4 (B)

Price	0% CPP	CLOSE-0316T/V50	CLOSE-0316T/V100	CLOSE-0316T/V150	CLOSE-0316T/V200	prepay losses
99:30+	5.29	5.29	5.28	5.25	5.22	Yield
	14.71	14.06	10.90	5.28	3.82	Duration
100: 2+	5.28	5.28	5.27	5.22	5.19	Yield
	14.72	14.07	10.90	5.28	3.82	Duration
100: 6+	5.27	5.27	5.26	5.20	5.16	Yield
	14.73	14.08	10.91	5.28	3.82	Duration
100:10+	5.26	5.26	5.24	5.18	5.13	Yield
	14.74	14.08	10.91	5.29	3.82	Duration
100:14+	5.25	5.25	5.23	5.15	5.09	Yield
	14.75	14.09	10.92	5.29	3.82	Duration
100:18+	5.24	5.24	5.22	5.13	5.06	Yield
	14.76	14.10	10.92	5.29	3.82	Duration
100:22+	5.24	5.23	5.21	5.11	5.03	Yield
	14.77	14.11	10.93	5.29	3.82	Duration

CLOSE-0316T

CLOSE-0316T Class A5 (L) NAS <P>

Orig Bal 26,300,000 Fac 1.00000 Coup 5.250 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 24-Jul-2003 **Tranche:** A5 (L)

Price	0% CPP	CLOSE-0316T/V50	CLOSE-0316T/V100	CLOSE-0316T/V150	CLOSE-0316T/V200	prepay losses
101:16	5.16	5.11	5.08	5.04	4.93	Yield
	12.14	9.36	8.00	6.82	4.90	Duration
101:20	5.14	5.10	5.06	5.02	4.90	Yield
	12.15	9.37	8.01	6.82	4.90	Duration
101:24	5.13	5.08	5.05	5.00	4.88	Yield
	12.16	9.37	8.01	6.82	4.90	Duration
101:28	5.12	5.07	5.03	4.98	4.85	Yield
	12.16	9.38	8.01	6.83	4.90	Duration
102: 0	5.11	5.06	5.02	4.96	4.83	Yield
	12.17	9.38	8.02	6.83	4.90	Duration
102: 4	5.10	5.04	5.00	4.95	4.81	Yield
	12.18	9.39	8.02	6.83	4.90	Duration
102: 8	5.09	5.03	4.98	4.93	4.78	Yield
	12.18	9.39	8.02	6.83	4.90	Duration

****

****

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

ALTERNATIVE LOAN TRUST 2003-16T1
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-36



COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_16T1_SUBS 30 year 5.6's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 07/29/2003 13:10:33

Bond: M Balance: 7,890,000 Coupon: 5.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 7/01/2003
Settlement Date: 7/31/2003 COMM 30 year WAC: 5.86 WAM: 358.16
>>>>> Prepayment Ramp begins at 6.000 and rises to 18.000 by month 12.<<<<

Months 480	PPC 0	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 225	PPC 250
96-24	5.572	5.647	5.677	5.701	5.723	5.741	5.757	5.771	5.803	5.847
96-28	5.560	5.632	5.660	5.684	5.704	5.722	5.737	5.751	5.781	5.823
97- 0	5.549	5.617	5.644	5.667	5.686	5.703	5.717	5.730	5.759	5.799
97- 4	5.537	5.602	5.628	5.649	5.668	5.684	5.698	5.710	5.737	5.776
97- 8	5.525	5.587	5.611	5.632	5.649	5.665	5.678	5.690	5.715	5.752
97-12	5.514	5.572	5.595	5.615	5.631	5.646	5.658	5.669	5.694	5.728
97-16	5.502	5.557	5.579	5.597	5.613	5.627	5.638	5.649	5.672	5.705
97-20	5.491	5.543	5.563	5.580	5.595	5.608	5.619	5.629	5.650	5.681
97-24	5.479	5.528	5.547	5.563	5.577	5.589	5.599	5.609	5.629	5.658
97-28	5.468	5.513	5.531	5.546	5.559	5.570	5.580	5.588	5.607	5.634
98- 0	5.456	5.498	5.515	5.529	5.541	5.551	5.560	5.568	5.586	5.611
98- 4	5.445	5.484	5.499	5.512	5.523	5.532	5.541	5.548	5.564	5.587
98- 8	5.433	5.469	5.483	5.495	5.505	5.514	5.521	5.528	5.543	5.564
98-12	5.422	5.454	5.467	5.478	5.487	5.495	5.502	5.508	5.522	5.541
98-16	5.410	5.440	5.451	5.461	5.469	5.476	5.482	5.488	5.500	5.518
98-20	5.399	5.425	5.435	5.444	5.451	5.457	5.463	5.468	5.479	5.494
98-24	5.388	5.410	5.419	5.427	5.433	5.439	5.444	5.448	5.458	5.471
98-28	5.376	5.396	5.403	5.410	5.415	5.420	5.424	5.428	5.436	5.448
99- 0	5.365	5.381	5.388	5.393	5.398	5.402	5.405	5.408	5.415	5.425
99- 4	5.354	5.367	5.372	5.376	5.380	5.383	5.386	5.388	5.394	5.402
99- 8	5.342	5.352	5.356	5.359	5.362	5.365	5.367	5.369	5.373	5.379
99-12	5.331	5.338	5.340	5.343	5.344	5.346	5.348	5.349	5.352	5.356
99-16	5.320	5.323	5.325	5.326	5.327	5.328	5.328	5.329	5.331	5.333
AVG LIFE	19.21	12.99	11.41	10.33	9.55	8.97	8.52	8.16	7.47	6.71
DURATION	11.06	8.62	7.93	7.43	7.05	6.75	6.51	6.31	5.91	5.42
FIRST PAY	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03
LAST PAY	7/33	7/33	7/33	7/33	7/33	7/33	7/33	5/33	2/33	11/31



COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_16T1_SUBS 30 year 5.6's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 07/29/2003 13:10:35

Bond: B1 Balance: 1,972,500 Coupon: 5.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 7/01/2003
Settlement Date: 7/31/2003 COMM 30 year WAC: 5.86 WAM: 358.16
>>>>> Prepayment Ramp begins at 6.000 and rises to 18.000 by month 12.<<<<

Months 480	PPC 0	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 225	PPC 250
95- 0	5.739	5.860	5.908	5.948	5.983	6.012	6.038	6.061	6.112	6.184
95- 4	5.727	5.845	5.891	5.931	5.964	5.993	6.018	6.041	6.090	6.160
95- 8	5.715	5.830	5.875	5.913	5.945	5.973	5.998	6.020	6.067	6.136
95-12	5.703	5.814	5.858	5.895	5.926	5.954	5.977	5.999	6.045	6.111
95-16	5.691	5.799	5.841	5.877	5.908	5.934	5.957	5.978	6.023	6.087
95-20	5.679	5.784	5.825	5.859	5.889	5.915	5.937	5.957	6.001	6.063
95-24	5.667	5.768	5.808	5.842	5.870	5.895	5.917	5.936	5.979	6.039
95-28	5.655	5.753	5.792	5.824	5.852	5.876	5.897	5.915	5.956	6.015
96- 0	5.643	5.738	5.775	5.806	5.833	5.856	5.877	5.895	5.934	5.991
96- 4	5.631	5.723	5.759	5.789	5.815	5.837	5.857	5.874	5.912	5.967
96- 8	5.619	5.708	5.742	5.771	5.796	5.818	5.837	5.853	5.890	5.943
96-12	5.607	5.692	5.726	5.754	5.778	5.798	5.817	5.833	5.868	5.919
96-16	5.596	5.677	5.709	5.736	5.759	5.779	5.797	5.812	5.846	5.895
96-20	5.584	5.662	5.693	5.719	5.741	5.760	5.777	5.792	5.824	5.871
96-24	5.572	5.647	5.677	5.701	5.723	5.741	5.757	5.771	5.803	5.847
96-28	5.560	5.632	5.660	5.684	5.704	5.722	5.737	5.751	5.781	5.823
97- 0	5.549	5.617	5.644	5.667	5.686	5.703	5.717	5.730	5.759	5.799
97- 4	5.537	5.602	5.628	5.649	5.668	5.684	5.698	5.710	5.737	5.776
97- 8	5.525	5.587	5.611	5.632	5.649	5.665	5.678	5.690	5.715	5.752
97-12	5.514	5.572	5.595	5.615	5.631	5.646	5.658	5.669	5.694	5.728
97-16	5.502	5.557	5.579	5.597	5.613	5.627	5.638	5.649	5.672	5.705
97-20	5.491	5.543	5.563	5.580	5.595	5.608	5.619	5.629	5.650	5.681
97-24	5.479	5.528	5.547	5.563	5.577	5.589	5.599	5.609	5.629	5.658
AVG LIFE	19.21	12.99	11.41	10.33	9.55	8.97	8.52	8.16	7.47	6.71
DURATION	10.95	8.54	7.87	7.37	7.00	6.71	6.47	6.27	5.88	5.40
FIRST PAY	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03
LAST PAY	7/33	7/33	7/33	7/33	7/33	7/33	5/33	3/33	6/32	6/30



COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_16T1_SUBS 30 year 5.6's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 07/29/2003 13:10:36

Bond: B2 Balance: 1,315,000 Coupon: 5.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 7/01/2003
Settlement Date: 7/31/2003 COMM 30 year WAC: 5.86 WAM: 358.16
>>>>> Prepayment Ramp begins at 6.000 and rises to 18.000 by month 12.<<<<

Months 480	PPC 0	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 225	PPC 250
86-28	6.579	6.935	7.071	7.186	7.284	7.369	7.443	7.509	7.654	7.862
87- 0	6.566	6.917	7.052	7.166	7.263	7.347	7.420	7.485	7.629	7.835
87- 4	6.552	6.899	7.033	7.146	7.242	7.324	7.397	7.462	7.604	7.807
87- 8	6.538	6.882	7.014	7.126	7.220	7.302	7.374	7.438	7.579	7.780
87-12	6.524	6.864	6.995	7.105	7.199	7.280	7.351	7.415	7.554	7.753
87-16	6.510	6.847	6.976	7.085	7.178	7.258	7.329	7.391	7.529	7.726
87-20	6.497	6.829	6.957	7.065	7.157	7.236	7.306	7.368	7.504	7.699
87-24	6.483	6.812	6.938	7.045	7.136	7.214	7.283	7.345	7.479	7.672
87-28	6.469	6.794	6.920	7.025	7.115	7.193	7.261	7.321	7.454	7.645
88- 0	6.456	6.777	6.901	7.005	7.094	7.171	7.238	7.298	7.430	7.618
88- 4	6.442	6.760	6.882	6.985	7.073	7.149	7.215	7.275	7.405	7.591
88- 8	6.429	6.742	6.863	6.965	7.052	7.127	7.193	7.252	7.380	7.564
88-12	6.415	6.725	6.845	6.946	7.031	7.105	7.170	7.228	7.355	7.537
88-16	6.402	6.708	6.826	6.926	7.011	7.084	7.148	7.205	7.331	7.511
88-20	6.388	6.691	6.808	6.906	6.990	7.062	7.126	7.182	7.306	7.484
88-24	6.375	6.674	6.789	6.886	6.969	7.041	7.103	7.159	7.282	7.457
88-28	6.361	6.656	6.771	6.867	6.948	7.019	7.081	7.136	7.257	7.431
89- 0	6.348	6.639	6.752	6.847	6.928	6.998	7.059	7.113	7.233	7.404
89- 4	6.334	6.622	6.734	6.827	6.907	6.976	7.037	7.091	7.209	7.378
89- 8	6.321	6.605	6.715	6.808	6.887	6.955	7.014	7.068	7.184	7.351
89-12	6.308	6.588	6.697	6.788	6.866	6.933	6.992	7.045	7.160	7.325
89-16	6.295	6.571	6.679	6.769	6.846	6.912	6.970	7.022	7.136	7.299
89-20	6.281	6.555	6.660	6.749	6.825	6.891	6.948	6.999	7.112	7.272
AVG LIFE	19.21	12.99	11.41	10.33	9.55	8.97	8.52	8.16	7.47	6.71
DURATION	10.40	8.16	7.55	7.10	6.76	6.49	6.27	6.09	5.72	5.26
FIRST PAY	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03
LAST PAY	7/33	7/33	7/33	7/33	7/33	7/33	5/33	2/33	2/32	1/30